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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            HARVEY ELECTRONICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    417660107
--------------------------------------------------------------------------------
                                 (Cusip Number)

               U.S. Small Business Administration, as Receiver for
                        InterEquity Capital Partners, LP
                    Attn: Charles P. Fulford, Principal Agent
                           666 11th Street, Suite 200
                             Washington, D.C. 20001
                          Telephone No.: (202) 272-2858
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 3, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 417660107                                                  Page 2 of 6
                                       13D

--------------------------------------------------------------------------------

1.     U.S. Small Business Administration,      Identification Nos. of above
       as Receiver for I.R.S.                   persons (entities only):

       InterEquity Capital Partners, LP         EIN for InterEquity Capital
                                                Partners, LP is: 13-3694593
--------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group (See Instructions):
       (a) |_|
       (b) |X|
--------------------------------------------------------------------------------

3.     SEC Use Only:

--------------------------------------------------------------------------------

4.     Source of Funds (See Instructions):
       OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): |_|

--------------------------------------------------------------------------------

6.     Citizenship or Place of Organization:
       InterEquity Capital Partners, LP is a Delaware limited partnership

--------------------------------------------------------------------------------
                      7.     Sole Voting Power:
                             486,499* shares of Common Stock, $0.01 par value

Number of Shares      ----------------------------------------------------------
Beneficially Owned
by Each Reporting     8.     Shared Voting Power:
Person With                  -0-
                      ----------------------------------------------------------

                      9.     Sole Dispositive Power:
                             486,499* shares of Common Stock, $0.01 par value
                      ----------------------------------------------------------

                      10.    Shared Dispositive Power:
                             -0-
--------------------------------------------------------------------------------

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
       486,499* shares of Common Stock, $0.01 par value
--------------------------------------------------------------------------------

CUSIP No. 417660107                                                  Page 3 of 6
                                       13D

--------------------------------------------------------------------------------
12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions): |_|
--------------------------------------------------------------------------------

13.    Percent of Class Represented by Amount in Row (11):
       12.2%** of Common Stock, $0.01 par value
--------------------------------------------------------------------------------

14.    Type of Reporting Person (See Instructions):

--------------------------------------------------------------------------------

* Item 5 of this Schedule 13D identifies the only source of information the Reporting Person has relied upon to complete this Schedule 13D. To the knowledge of the Reporting Person, InterEquity has not entered into any type of agreement, contract, trust or other arrangement pursuant to which the Reporting Person or InterEquity may be deemed the beneficial owner of more or fewer shares of Common Stock than indicated herein.

** This figure was calculated based upon 3,995,083 shares of Common Stock issued and outstanding. The total number of issued and outstanding shares of Common Stock includes (i) 3,508,584 shares of Common Stock which is the total number of shares of Common Stock of the Issuer issued and outstanding as of the date of this Schedule 13D according to the Issuer's 10-K filing for the period ending December 29, 2005, plus (ii) 486,499 shares of Common Stock beneficially owned by the Reporting Person issuable upon conversion of the 600 shares of 8.5% Cumulative Convertible Preferred Stock of the Issuer.

INTRODUCTION

      On April 3, 2001, the U.S. Small Business Administration was appointed receiver (sometimes referred to herein as the "Receiver") for InterEquity Capital Partners, LP ("InterEquity") pursuant to a Consent Judgment and Consent Order Granting Injunctive Relief and Appointing the U.S. Small Business Administration Receiver of Defendant entered by the United States District Court for the Southern District of New York in the action styled United States of America, on behalf of its agency, the U.S. Small Business Administration v. InterEquity Capital Partners, LP, Case No. 01-CIV-2452 (the "Order"). The U.S. Small Business Administration, as Receiver for InterEquity Capital Partners, LP (sometimes referred to herein as the "Reporting Person") hereby files this statement on Schedule 13D (this "Schedule 13D") to report the acquisition on April 3, 2001 of beneficial ownership of shares of common stock, $0.01 par value (the "Common Stock"), of Harvey Electronics, Inc., a New York corporation (the "Issuer") as a result of the Order. The information contained in this Schedule 13D regarding InterEquity and the shares of Common Stock that may be beneficially owned by the Reporting Person is based on the information contained in the Issuer's documentation filed with the Securities and Exchange Commission and the books, records and accounts for InterEquity that have been provided by the management of InterEquity to the Receiver pursuant to the terms of the Order.

Item 1. Security and Issuer.

      The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 205 Chubb Avenue, Lyndhurst, New York 07071.

CUSIP No. 417660107                                                  Page 4 of 6
                                       13D

Item 2. Identity and Background.

      (a)-(c) and (f)

      The Reporting Person filing this Schedule 13D is: On April 3, 2001, the U.S. Small Business Administration was appointed as Receiver for InterEquity pursuant to a Consent Judgment and Consent Order Granting Injunctive Relief and Appointing the U.S. Small Business Administration Receiver of Defendant entered by the United States District Court for the Southern District of New York in the action styled United States of America, on behalf of its agency, the U.S. Small Business Administration v. InterEquity Capital Partners, LP, Case No. 01-CIV-2452. The U.S. Small Business Administration is an agency created by and validly existing under the laws of the United States of America, and its principal business address is 666 11th Street, N.W., Suite 200, Washington, D.C. 20001.

      All of the securities to which this Schedule 13D relates are beneficially owned for the pecuniary benefit of InterEquity Capital Partners, LP.

      InterEquity is a limited partnership organized under the laws of the State of Delaware. InterEquity is a small business investment company licensed by the U.S. Small Business Administration. The current principal address for InterEquity Capital Partners, LP is c/o U.S. Small Business Administration,
Attn: Charles P. Fulford, Principal Agent, 666 11th Street, N.W., Suite 200, Washington, D.C. 20001.

      (d) and (e):

      Neither the U.S. Small Business Administration, nor the authorized agent acting on behalf of the U.S. Small Business Administration, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      InterEquity is a defendant in the action styled United States of America, on behalf of its agency, the U.S. Small Business Administration v. InterEquity Capital Partners, LP, Case No. 01-CIV-2452. As such, InterEquity is subject to a Consent Judgment and Consent Order Granting Injunctive Relief and Appointing the U.S. Small Business Administration Receiver of Defendant entered on April 3, 2001. To the best of the Reporting Person's knowledge, InterEquity is not subject to any other proceedings that may be reportable under this Item.

Item 3. Source and Amount of Funds or Other Consideration.

      InterEquity acquired 600 shares of 8.5% Cumulative Convertible Preferred Stock of the Issuer (the "Preferred Stock") in conjunction with the Issuer's reorganization, effective October 26, 1996. Prior to January 1, 2001, 50% of the Preferred Stock was convertible at a price of $6.00 per share and 50% of the Preferred Stock was convertible at $7.50 per share. Commencing on January 1, 2001, each share of Preferred Stock became convertible into shares of Common Stock at a conversion price equal to the average of the closing bid price of one share of Common Stock over the 45 trading days preceding January 1, 2001, if traded on the NASDAQ Capital Market. This new conversion price was set at $1.2333 on January 1, 2001.

Item 4. Purpose of Transaction.

      Pursuant to an Order Appointing Receiver entered on April 3, 2001 by Judge Preska of the United States Court for the Southern District of New York, the Reporting Person acquired beneficial ownership for the purposes of Section 13(d) of the Securities Exchange Act of 1934 of all of the property, including the Common Stock to which this Schedule 13D relates.

CUSIP No. 417660107                                                  Page 5 of 6
                                       13D

      As of the date of this filing, the Reporting Person, in its receivership capacity, is actively considering (i) selling some or all of the Preferred Stock; or (ii) converting the Preferred Stock into Common Stock and selling some or all of the Common Stock.

      The Reporting Person does not currently have any plans or proposals that relate to or would result in: (i) the acquisition by the Reporting Person of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (iii) a sale or transfer of a material amount of assets of the Issuer; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

      (a) Pursuant to the terms of the Order, management for InterEquity provided the Reporting Person in its capacity as Receiver, with the corporate books, accounts and records of InterEquity. Based on the information provided by the management of InterEquity and as disclosed in the Issuer's filings with the Securities and Exchange Commission, the Reporting Person beneficially owns 600 shares of Preferred Stock, which were acquired in connection with the Issuer's reorganization in October 1996. The Preferred Stock may be converted at any time without payment of further consideration into an aggregate of 486,499 shares of Common Stock. The Common Stock represents an aggregate beneficial ownership of approximately 12.2% of the 3,995,083 shares of Common Stock issued and outstanding. The total number of issued and outstanding Common Stock includes
(i) 3,508,584 shares of Common Stock, which is the total number of shares of Common Stock of the Issuer issued and outstanding according to the Issuer's 10-K filing for the period ending December 29, 2005, plus (ii) 486,499 shares of Common Stock beneficially owned by the Reporting Person issuable upon conversion of the 600 shares of Preferred Stock of the Issuer.

      (b) The Reporting Person is the sole person with voting and dispositive power with regard to the 486,499 shares of Common Stock of the Issuer described in this Schedule 13D.

      (c) There have been no transactions effected during the past 60 days by the Reporting Person or InterEquity with respect to this class of securities.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

CUSIP No. 417660107                                                  Page 6 of 6
                                       13D

      To the Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between InterEquity and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

      1. Order of the United States District Court for the Southern District of New York in the action styled United States of America, on behalf of its agency, the U.S. Small Business Administration v. InterEquity Capital Partners, LP, Case No. 01-CIV-2452, dated April 3, 2001.

      2. Certificate of Amendment of the Certificate of Incorporation of Harvey Electronics, Inc. dated December 1997 incorporated by reference to Exhibit 3.1.2 to the Issuer's Form SB-2 filed with the Securities and Exchange Commission on December 12, 1997 (File No. 333-42121).

                                    SIGNATURE

      Subject to the information set forth in the Introduction hereof, after reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 2, 2006                       U.S. Small Business Administration, as
                                        Receiver for InterEquity Capital
                                        Partners, LP


                                        By: /s/ Thomas G. Morris
                                            ------------------------------------
                                            Name: Thomas G. Morris
                                            Title: Director, Office of SBIC
                                                   Liquidation, SBA